Exhibit 12.71

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2016	2015	2014	2013	2012	2011
	(In millions)
Earnings:
Pretax earnings	$953	$950	$1,275	$922	$960	$991
Adjustments	22	(3)	(15)	(26)	71	4
Fixed charges	357	473	453	461	463	520
Net earnings	$1,332	$1,420	$1,713	$1,357	$1,494	$1,515

Fixed Charges:
Interest expense	$338	$446	$424	$432	$441	$490
Adjustments	19	27	29	29	22	30
Fixed charges	$357	$473	$453	$461	$463	$520

Ratio of earnings to fixed charges	3.73	3.00	3.78	2.94	3.23	2.91